[Iveda Letterhead]

April 5, 2012

United States Securities and Exchange Commission
Terence O’Brien, Accounting Branch Chief

Washington D.C. 20549

Re:	Iveda Solutions, Inc. File No. 0-53285
April 30, 2011 Form 8-K/A Filed July 15, 2011
June 30, 2011 Form 10-Q Filed August 15, 2011
September 30, 2011 Form 10-Q Filed November 14, 2011

Dear Mr. O’Brien:

Iveda Solutions, Inc. (the “Company”) hereby submits this letter confirming the one-week extension of the deadline to file the Company’s response to your comment letter dated March 22, 2012 regarding the above-referenced filings. The Company requires the additional time due to delays caused by the recent filing of its Form 10-K for the fiscal year ended December 31, 2011 and by a public holiday in Taiwan and Hong Kong. As agreed in your email correspondence dated April 5, 2012, the Company will provide its response no later than April 12, 2012.

Sincerely yours,

/s/ Lynne Phillis

Lynne Phillis
Controller
Iveda Solutions, Inc.